


SEC MAIL PROCESSING
RECEIVED
JUL 10 2002
WASH. D.C. 155 SECTION



making a star



2001 ANNUAL REPORT


Got a Jar of Coins at Home?
1-2-3!
Coinstar

about the company

Coinstar, Inc. owns and operates the only nationwide network of supermarket-based machines that offer coin counting and other electronic services. The company has nearly 10,000 machines linked by a sophisticated interactive network throughout the United States, as well as in Canada and the United Kingdom.



financial highlights | North American Core Business

The following financial information represents the results of the North American core business only. Consolidated financial information prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) is presented in the enclosed Annual Report on Form 10-K.

(dollars in millions, except per share data)	2001	2000	2001/2000 Percent Change
Revenue	**$127.8**	**$102.2**	**25.1%**
Direct contribution	**71.2**	**54.3**	**31.2**
EBITDA*	**37.3**	**22.5**	**65.7**
Operating income (loss)	**11.0**	**(2.4)**	**—**
Net income (loss)	**4.2**	**(8.1)**	**—**
Net income (loss) per diluted share	**$0.19**	**$(0.40)**	**—**
Weighted shares outstanding (000)	**21,844**	**20,271**	**7.8**

Earnings before interest, taxes, depreciation and amortization, and non-cash stock-based compensation

Installed Units


10,000
8,000
6,000
4,000
2,000
0
1,501
3,204
4,813
6,943
8,482
9,327
1996
1997
1998
1999
2000
2001

Revenue (dollars in millions)


140
120
100
80
60
40
20
0
$8.3
$25.0
$47.7
$77.6
$102.2
$127.8
1996
1997
1998
1999
2000
2001

Direct Contribution* (dollars in millions)


80
70
60
50
40
30
20
10
0
$1.1
$7.1
$21.0
$38.9
$54.3
$71.2
1996
1997
1998
1999
2000
2001

*Revenue less direct expenses

EBITDA (dollars in millions)


40
35
30
25
20
15
10
5
0
-5
-10
-15
-$9.8
-$13.4
-$0.9
$15.7
$22.5
$37.3
1996
1997
1998
1999
2000
2001

Net Income (dollars in millions)


10
0
-10
-20
-30
-$15.7
-$29.6
-$23.4
-$13.5
-$8.1
$4.2
1996
1997
1998
1999
2000
2001

Free Cash Flow* (dollars in millions)


20
10
0
-10
-20
-30
-40
-50
-$32.4
-$50.7
-$33.3
-$26.1
-$6.2
$15.3
1996
1997
1998
1999
2000
2001

* EBITDA - capex - net interest expense

fellow shareholders

We know something about making stars. Ten years ago, Coinstar began with little more than a vision: there had to be a convenient way to turn billions of dollars worth of coins sitting idle in coin jars into spendable currency. We have transformed that concept into a $130 million business, with an enviable record of consistent, strong growth.

We continued that record in 2001 with another stellar performance. For our North American core business, revenues increased 25 percent on a 10 percent increase in the number of installed machines. Direct contribution expanded 31 percent. Earnings before interest, taxes, depreciation and amortization, and non-cash stock-based compensation (EBITDA) increased 66 percent. For the first time, we generated positive net income, totaling $4.2 million, or $0.19 per diluted share. And we turned free cash flow positive as well, generating EBITDA less capital expenditures and net interest expense of $15.3 million.

We have a blueprint for extending that record into the future. First, we can continue to drive more people to our Coinstar machines. As we have demonstrated, we efficiently use marketing—including a mix of television and radio ads, national and local promotions, and public relations—to attract new users. While current market penetration is low—only 15 percent of people who live in an area served by a Coinstar machine have tried our service—repeat usage is very high. Some 80 percent of people who try Coinstar use it again and again. By building awareness and trial usage, we create a recurring revenue stream.

The second part of our growth strategy is to continue the installation of machines in North America. We plan to install approximately 800 new machines in 2002 and another 800 in 2003.

Third, we will continue our rollout in the United Kingdom. In 2002, we plan to install 200 to 250 new machines in the U.K., bringing the year-end total to 450 to 500. We remain delighted by that country's favorable reception to our service. And we are on track to reach EBITDA breakeven in the U.K., on a quarterly basis, by the end of 2002.



Fourth—and perhaps the most exciting—is our plan to unlock the power of the network by introducing new consumer products and services that leverage the infrastructure we've built over the last 10 years. The heart and soul of Coinstar's coin processing capability is a sophisticated, interactive network that connects each of our machines to our central control system in Bellevue, Washington. We are actively evaluating a number of ways in which we can harness this capability, including opportunities in bill payment, person-to-person payments, and other consumer services. And, based on extensive internal development



and market trends, we are strong believers in the prepaid concept. We expect the burgeoning market for prepaid gift, cellular, retailer, and other cards to offer a great way to capitalize on our network capabilities and installed base of nearly 10,000 machines.

We have set ambitious goals for generating revenues from new products and services. Of course, before rolling out any new product, we will test and evaluate its viability. Our highly disciplined approach ensures that new offerings meet our high hurdle rates before we commit capital resources.



Senior management team: *Left to right: Mike Doran, Gretchen Marks, Bill Booth, Rich Stillman, Diane Renihan, Dave Cole, Carol Lewis (retired), Alex Camara, John Reilly, Peter Rowan, Randy Overturf. Not pictured: Sara White.*
Photo taken at Willows Lodge, Woodinville, WA



recent events

In early 2002, we introduced the next phase in our evolution, redefining the boundaries of our market as we continue to expand. To date, we have focused our growth almost exclusively on high-traffic supermarkets, a market we have estimated at between 11,000 to 15,000 stores in the United States. We are now developing new, more flexible cost and service models that may enable us to expand into new geographies, including rural areas, and into new formats, including mass merchants, drug stores, and banks.

In May 2002, we began the deployment of our new machine design, backlit to provide higher visibility in the store. During two years of testing, the backlit unit achieved overwhelming consumer acceptance and produced an average volume lift of 10 percent. Planning ahead, the new design can facilitate the introduction of new products and services, with an advanced touch-screen monitor and the right side of the machine designed to accept necessary new equipment. Between new installations and the retrofit of existing units, we expect to have more than 1,000 backlit units in the field by the end of 2002.

We also announced in May 2002 that, at that time, we did not intend to expand the pilot or initiate rollout of the prepaid MasterCard project. For six months, through the end of 2001 and into 2002, we conducted a 52-store pilot of the card. Unfortunately, we have been unable to reach agreement with the parties involved on all material terms necessary to proceed. Nonetheless, we remain committed to the prepaid category and believe that Coinstar's nearly 10,000 convenient locations and network capabilities provide the framework to tap the growing market for prepaid products.

As we look to expand the market and introduce new products and services, we rely more than ever on the insight and active involvement of our board of directors. In particular, we would like to thank Ron Weinstein, our chairman, and Dave Stitt, who are retiring from the board this year after many years of service to our company.

financial strength

With respect to our balance sheet, our priority has been to refinance our high-yield debt. In the first quarter of 2002, we called $25 million of the 13% high-yield debt. We completed the process in April, announcing the closing of a $90 million senior secured credit facility that enabled us to call the remaining $36 million of high-yield notes. Due to premium and deferred financing fees related to the early retirement of debt, we will realize an extraordinary loss of approximately $6.3 million in 2002. However, the net result of the refinancing is to reduce interest expense by an estimated $3.4 million, or $0.15 per diluted share, in 2002. And with a full year benefit from the refinancing in 2003 and beyond, annual interest expense savings should be even greater in future years.

In 2001, we completed our exit from the Meals.com business. We classified this former subsidiary as a discontinued operation and wrote off its assets.



looking ahead

Coinstar is the only national network of self-service coin counting machines—a business we created and essentially have to ourselves. In constructing our unique enterprise, we have also erected significant barriers to entry. With more than 30 patents worldwide, relationships with more than 200 retailers, a $150 million infrastructure investment, an installed base of nearly 10,000 machines, and a longstanding reputation for superior service—ours is a difficult business to replicate.

Regardless, we don't take our position for granted, and we will not let our achievements make us complacent. We've set aggressive goals for 2002 and beyond. Achieving these will require creative vision, exacting discipline, and the talents of our extraordinary employees. They are our true stars.


Coinstar Center
Turn Your Change Into Cash
Coinstar

DAVID W. COLE,
Chief Executive Officer

RICHARD P. STILLMAN,
Chief Operating Officer

DIANE L. RENIHAN,
Chief Financial Officer

six year summary

of selected financial data and operating results for the north american core business

dollars in thousands, except per share data	2001	2000
Revenue	$ 127,816	$ 102,201
Revenue per average installed unit	14,575	13,151
Direct contribution	$ 71,214	$ 54,292
Direct contribution margin	55.7%	53.1%
Direct contribution per average installed unit	$ 8,115	$ 7,004
Regional sales and marketing	$ 8,770	$ 11,368
Product research and development	3,962	3,266
Selling, general and administrative	21,171	17,140
EBITDA	$ 37,311	$ 22,518
EBITDA margin	29.2%	22.0%
Depreciation and amortization expense	$ 26,128	$ 24,459
Non-cash stock-based compensation expense	195	505
Interest and other expense, net	6,787	5,663
Net income (loss)*	$ 4,201	$ (8,109)
Net income (loss) per share, basic	0.20	(0.40)
Net income (loss) per share, diluted	0.19	(0.40)

** Excludes extraordinary loss due to early extinguishment of debt totaling $3,250,000 and $249,000 in 1999 and 1996, respectively.*

Note: The above financial information represents the results of the North American core business only. Consolidated financial information prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) is presented in the enclosed Annual Report on Form 10-K.

1999	1998	1997	1996
$ 77,575	$ 47,674	$ 25,007	$ 8,312
13,133	11,942	10,709	9,860
$ 38,878	$ 21,015	$ 7,108	$ 1,054
50.1%	44.1%	28.4%	12.7%
$ 6,588	$ 5,285	$ 3,044	$ 1,250
$ 6,381	$ 3,778	$ 3,088	$ 1,505
4,179	4,744	6,362	3,969
12,647	13,433	11,079	5,351
$ 15,671	$ (940)	$ (13,421)	$ (9,771)
20.2%	(2.0)%	(53.7)%	(117.6)%
$ 19,744	$ 13,237	$ 8,679	$ 4,135
—	—	—	—
9,453	9,210	7,493	1,813
$ (13,526)	$ (23,387)	$ (29,593)	$ (15,719)
(0.76)	(1.54)	(3.81)	(20.06)
(0.76)	(1.54)	(3.81)	(20.06)

board of directors

Ronald A. Weinstein, Chairman
Private Investor

David W. Cole
Chief Executive Officer
Coinstar, Inc.

Frances M. Conley
President
Roanoke Capital, Ltd.

David M. Eskenazy
Vice President
R.C. Hedreen Company

Keith D. Grinstein
Vice Chairman
Nextel International

David E. Stitt
Managing Partner
Banyan Capital Partners

Ronald B. Woodard
President and Chief Executive Officer
MagnaDrive Corporation

officers

David W. Cole
Chief Executive Officer

Richard P. Stillman
Chief Operating Officer

Diane L. Renihan
Chief Financial Officer

William W. Booth
Senior Vice President of Retail Development

Michael L. Doran
Senior Vice President of Software Technology

Alexander C. Camara
Vice President of U.K. Operations

Gretchen J. Marks
Vice President of Marketing

Randy S. Overturf
Vice President of Field Operations

John P. Reilly
Vice President of Coin Services

Sara L. White
Vice President of Human Resources

Richard C. Deck
Chief Accounting Officer

Donald R. Rench
Corporate Counsel and Secretary

stockholder information



corporate headquarters
1800 114th Avenue SE
Bellevue, WA 98004
425.943.8000

annual meeting
The annual meeting of stockholders will be held on Thursday, August 8, 2002, at 10:00 a.m. Pacific time at corporate headquarters.

stockholder inquiries
Stockholder inquiries may be directed to 425.943.8234, or to Investor Relations, P.O. Box 91258, Bellevue, WA 98009.

legal counsel
Perkins Coie LLP
1201 Third Avenue, 48th floor
Seattle, WA 98101

independent auditors
Deloitte & Touche LLP
700 Fifth Avenue, Suite 4500
Seattle, WA 98104

transfer agent and registrar
Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, CO 80401
303.262.0600

stock exchange listing
Coinstar common stock is traded on the Nasdaq National Market System under the symbol CSTR.

web site
www.coinstar.com

SAFE HARBOR STATEMENT: This annual report contains forward-looking statements relating to Coinstar's anticipated growth and future operating results that involve a number of risks and uncertainties. These are forward-looking statements *for purposes of the safe harbor provisions* under the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "intend", "anticipate", variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the *statement is not forward-looking. Forward*-looking statements in this report include, without limitation, statements with respect to Coinstar's financial performance for the remainder of the 2002 fiscal year, Coinstar's plan to expand its service in the United Kingdom, and the ability of Coinstar to effectively introduce and successfully market new products and services. Actual results may vary significantly from the results expressed or implied in such statements. Refer to the most recent reports filed with the Securities and Exchange Commission by Coinstar, Inc., including the Annual Report on Form 10-K enclosed *herein, for factors that may impact* future results.

how to make a star



1
With bill facing up, fold in half lengthwise, then unfold to make crease.



2
Form point on right side by folding corners to meet center crease.



3
Fold pointed end over to just meet near edge of Federal Reserve seal.



4
Make sure creases are sharp, then turn bill over.



5
Form point on left side by folding corners to meet center crease (shaded area represents already folded area).



6
Fold to center crease from left side again.



7
Make sure creases are sharp, then turn bill over.



8
Fold left end under triangular pocket.



9
Fold under pocket again.



10
Fold under pocket once again and set aside.



11
Completed bill should look like this. Repeat with four more bills.



12
Assemble star by inserting the tabs into the pockets in front and behind.





Coinstar, Inc.

1800 114th Avenue SE
Bellevue, WA 98004
425.943.8000